SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2009

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Announces Appointment of Hagai Katz as General Manager of its Magal Israel Division and Corporate VP Marketing & Products dated April 16, 2009.

     2. Press Release re Magal Security Systems Ltd. Appoints Zev Morgenstern as its New Chief Financial Officer dated April 16, 2009.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Announces Appointment of Hagai Katz as General Manager of its Magal Israel Division and Corporate VP Marketing & Products

Thursday April 16, 2009, 5:52 am EDT

YAHUD, Israel, April 16 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS; TASE: MAGS), today announced that Mr. Hagai Katz has joined the Company as General Manager of the Magal Israel Division, and will be reporting directly to Yoav Stern, Acting President & CEO. Mr. Katz will also act as the Corporate VP of Marketing & Products.

Prior to his appointment and from 2007, Mr. Katz served as the CEO of Transtech Airport Solutions Ltd. From 2004, Mr. Katz was the CEO of UK-based UAV Tactical Systems Ltd. Prior to that, Mr. Katz served in a number of leading technology companies, including Nice Systems (NASDAQ: NICE - News), where he functioned in various senior positions including COO and President of Nice Systems' Video Analytics Division.

Mr. Katz holds a B.A. degree in Computer Sciences from the Technion, the Israeli Institute of Technology and an M.Sc. in Business Engineering from the Ben-Gurion University of the Negev.

Mr. Yoav Stern, the Company's acting President and CEO, commented, "Hagai is an important and valuable addition to Magal's team and we are very pleased to welcome him. Hagai brings comprehensive knowledge in the successful operation of global and growing mid-sized companies. In particular, we look forward to leveraging his extensive experience in the fields of Video Processing, Security and Command and Control Systems. I wish him the very best of success in his new role."

About Magal Security Systems Ltd.:

Magal S3i is a leading international solutions provider of Safety, Security, Site Management and Intelligence gathering and compilation. Based on 35 years of experience and interaction with customers, the company has developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications. Magal S3i's turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support. The company's portfolio of Critical Infrastructure Protection (CIP) and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion. A world innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, Magal S3i has successfully installed customized solutions and products in more than 75 countries worldwide.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Magal Security Systems Ltd :
    Yoav Stern
    Assistant: Ms. Elisheva Almog
    E-mail: elisheva@magal-ssl.com
    Tel: +972-3-539-1421
    Cell: +972-54-9255877

    GK Investor Relations:
    Ehud Helft/Kenny Green
    E-mail: info@gkir.com
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717

                                                                          ITEM 2

Press Release                                 Source: Magal Security Systems Ltd

Magal Security Systems Ltd. Appoints Zev Morgenstern as its
New Chief Financial Officer

Thursday April 16, 2009, 5:47 am EDT

YAHUD, Israel, April 16 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. [NASDAQ: MAGS; TASE: MAGS] announced today the appointment of Mr. Zev Morgenstern as its new Chief Financial Officer. As of today Mr. Morgenstern will replace Ms. Lian Goldstein, who has advised the Company of her resignation for personal reasons.

Mr. Morgenstern has over 20 years of experience in financial management. Prior to his appointment at Magal, Mr. Morgenstern served for 11 years as Chief Financial Officer of Advanced Vision Technology Ltd., a public company traded on the Frankfurt Stock Exchange, a world's leading supplier of automatic optical inspection and quality assurance systems for the printing industry. He previously served as Finance Manager of Precise Software Solutions, a company listed on the NASDAQ stock exchange, headquartered in Boston, MA. Mr. Morgenstern is a CPA and has also served as a senior auditor at KPMG.

Yoav Stern, acting President and CEO, stated, "We wish Lian well, and understand and support her decision. We look forward to Mr. Morgenstern's contribution in realizing Magal's growth potential and we are confident that given his broad experience and impressive track record, he will play an integral role in our management team."

About Magal Security Systems Ltd.:

Magal S3i is a leading international solutions provider of Safety, Security, Site Management and Intelligence gathering and compilation. Based on 35 years of experience and interaction with customers, the company has developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications. Magal S3i's turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support. The company's portfolio of Critical Infrastructure Protection (CIP) and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion. A world innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, Magal S3i has successfully installed customized solutions and products in more than 75 countries worldwide.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Magal Security Systems Ltd
    Yoav Stern
    Assistant: Ms. Elisheva Almog
    E-mail: elisheva@magal-ssl.com
    Tel: +972-3-539-1421
    Cell: +972(54)9255877

    GK Investor Relations
    Ehud Helft/Kenny Green
    E-mail: info@gkir.com
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                   (Registrant)



                                            By: /s/Yoav Stern
                                                -------------
                                                Yoav Stern
                                                Acting President and
                                                Chief Executive Officer



Date:  April 20, 2009